UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            CIRCUIT CITY STORES, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.50 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    172737108
                                 (CUSIP NUMBER)

                                  Jon L. Mosle
                              HBK Investments L.P.
                          300 Crescent Court, Suite 700
                               Dallas, Texas 75201
                                 (214) 758-6107

                                 with a copy to:

                              Marc Weingarten, Esq.
                             Eleazer N. Klein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10022
                                 (212) 756-2000

--------------------------------------------------------------------------------

          ( NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)


                                 APRIL 28, 2008
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 172737108                     13D                        Page 2 of 15

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1           NAME OF REPORTING PERSON:
                   HBK MASTER FUND L.P.
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (A) [X]
                                                                   (B) [ ]
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS:
                   WC
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION:
                   CAYMAN ISLANDS

--------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:
           SHARES
                               -------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:
                                       15,420,600
          OWNED BY
                               -------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:
          REPORTING
                               -------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:
                                       15,420,600

--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
                   15,420,600

--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                      [  ]

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                   9.1%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON:
                   PN

--------------------------------------------------------------------------------

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CUSIP No. 172737108                     13D                        Page 3 of 15

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1           NAME OF REPORTING PERSON:
                   HBK INVESTMENTS L.P.
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (A) [X]
                                                                   (B) [ ]
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS:
                   AF
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION:
                   DELAWARE

--------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:
           SHARES
                               -------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:
          OWNED BY                     15,420,600
                               -------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:
          REPORTING
                               -------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:
                                       15,420,600
--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY REPORTING PERSON:
                   15,420,600
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES:               [_]

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11):
                   9.1%

--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON:
                   PN

--------------------------------------------------------------------------------

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CUSIP No. 172737108                     13D                        Page 4 of 15

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1           NAME OF REPORTING PERSON:
                    HBK SERVICES LLC
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (A) [X]
                                                                   (B) [ ]
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS:
                   AF
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION:
                   DELAWARE
--------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:
           SHARES
                               -------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:
                                       15,420,600
          OWNED BY
                               -------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:
          REPORTING
                               -------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:
                                       15,420,600

--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY REPORTING PERSON:
                   15,420,600

--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES:                       [_]

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                   9.1%

--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON:
                   OO

--------------------------------------------------------------------------------

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CUSIP No. 172737108                     13D                        Page 5 of 15

--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON:
                   HBK PARTNERS II L.P.
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (A) [X]
                                                                    (B) [ ]
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS:
                   AF
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION:
                   DELAWARE
--------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:
           SHARES
                               -------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:
                                       15,420,600
          OWNED BY
                               -------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:
          REPORTING
                               -------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:
                                       15,420,600

--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY REPORTING PERSON:
                   15,420,600
--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES:               [_]

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11):
                   9.1%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON:
                   PN
--------------------------------------------------------------------------------

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CUSIP No. 172737108                     13D                        Page 6 of 15

--------------------------------------------------------------------------------
1           NAME OF REPORTING PERSON:
                   HBK MANAGEMENT LLC
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:      (A) [X]
                                                                   (B) [ ]
--------------------------------------------------------------------------------
3           SEC USE ONLY

--------------------------------------------------------------------------------
4           SOURCE OF FUNDS:
                   AF
--------------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
--------------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANIZATION:
                   DELAWARE
--------------------------------------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:
           SHARES
                               -------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:
                                       15,420,600
          OWNED BY
                               -------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:
          REPORTING
                               -------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:
                                       15,420,600

--------------------------------------------------------------------------------
11          AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY REPORTING PERSON:
                   15,420,600

--------------------------------------------------------------------------------
12          CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES:               [_]

--------------------------------------------------------------------------------
13          PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11):
                   9.1%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON:
                   OO
--------------------------------------------------------------------------------

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CUSIP No. 172737108                     13D                        Page 7 of 15

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ITEM 1.       SECURITY AND ISSUER

          This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.50 per share (the "Common Stock"), of Circuit City Stores, Inc., a Virginia corporation (the "Issuer"). The principal executive offices of the Issuer are located at 9950 Mayland Drive, Richmond, Virginia 23233.

          The Reporting Persons (as defined below) have previously filed a statement on Schedule 13G on August 17, 2007, File Number 005-19084, as amended on February 13, 2008 (the "Schedule 13G"), to report their beneficial ownership of Common Stock of the Issuer that is the subject of this Schedule 13D, and are filing this schedule pursuant to ss.240.13d-1(e) as the Reporting Persons may no longer be passive investors in the Issuer.

ITEM 2.       IDENTITY AND BACKGROUND

          (a) This Schedule 13D is being filed by HBK Master Fund L.P., a Cayman Islands limited partnership ("HBK Master"); HBK Investments L.P., a Delaware limited partnership ("HBK Investments"); HBK Services LLC, a Delaware limited liability company ("HBK Services"); HBK Partners II L.P., a Delaware limited partnership ("HBK Partners"); and HBK Management LLC, a Delaware limited liability company ("HBK Management" and, together with HBK Master, HBK Investments, HBK Services and HBK Partners, the "Reporting Persons").

          The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the "Joint Filing Agreement") is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

          (b) The principal business address for each of HBK Investments, HBK Services, HBK Partners and HBK Management is 300 Crescent Court, Suite 700, Dallas, Texas 75201. The principal business address for HBK Master is c/o HBK Services LLC, 300 Crescent Court, Suite 700, Dallas, Texas 75201.

          (c) HBK Master is an investment fund designed to invest directly or indirectly in various companies. HBK Master has delegated discretion to vote and dispose of its investments to HBK Investments. HBK Investments is an investment management firm that provides investment management services to private investment funds. HBK Investments has delegated discretion to vote and dispose of investments over which it has discretion to HBK Services. HBK Services is an investment management firm. HBK Partners is the general partner of HBK Investments. HBK Management is the general partner of HBK Partners and the managing member of HBK Services. Pursuant to Instruction C to Form 13D promulgated under the Act, information is also included herein with respect to the following persons: HBK Capital L.P., a Delaware limited partnership ("HBK Capital"); HBK Offshore Fund Ltd., a Cayman Islands corporation ("HBK Offshore"); HBK Fund L.P., a Delaware limited partnership ("HBK Fund") and Richard L. Booth, Laurence H.Lebowitz, William E. Rose, David C. Haley and Jamiel A. Akhtar (collectively, the "HBK Managers" and together with HBK Offshore, HBK Capital and HBK

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CUSIP No. 172737108                     13D                        Page 8 of 15

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Fund, the "Additional HBK Persons"; the Additional HBK Persons, together with the Reporting Persons, are referred to herein as the "HBK Persons"). HBK Fund and HBK Offshore are general partners of HBK Master. HBK Capital is the general partner of HBK Fund. The HBK Managers are members of HBK Management and may control HBK Management. The principal occupation of each of the HBK Managers is serving as a Managing Director of HBK Investments. Each of the HBK Managers is a United States citizen.

          The principal office or business address of each of the Additional HBK Persons is 300 Crescent Court, Suite 700, Dallas Texas, 75201.

          (d) - (e) During the last five years, none of the HBK Reporting Persons, nor to the best knowledge of the HBK Reporting Persons, any of the Additional HBK Persons, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) HBK Master is a Cayman Islands limited partnership; HBK Investments is a Delaware limited partnership; HBK Services is a Delaware limited liability company; HBK Partners is a Delaware limited partnership; and HBK Management is a Delaware limited liability company.

ITEM 3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Funds for the purchase of the shares of Common Stock reported herein to be held by HBK Master were derived from its general working capital and margin account borrowings made in the ordinary course of business as and when required to open or carry positions in the margin account, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin account may from time to time have debit balances. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein. A total of approximately $161,573,717 was paid to acquire the shares of Common Stock reported herein.

ITEM 4.       PURPOSE OF TRANSACTION

          HBK Master originally acquired the shares of Common Stock for investment in the ordinary course of its business because the Reporting Persons believed, among other things, that the shares of Common Stock, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons have had, and expect to continue to have, discussions with management, other shareholders of the Issuer and other relevant parties (including Blockbuster Inc. ("Blockbuster")) concerning the business, operations, management, governance, strategy and future plans of the Issuer.

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CUSIP No. 172737108                     13D                        Page 9 of 15

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          On April 28, 2008, HBK Capital Management sent a letter to the Issuer encouraging the Issuer to allow Blockbuster to perform due diligence in connection with Blockbuster's proposal to acquire all of the outstanding shares of Common Stock of the Issuer and to commence good faith negotiations with Blockbuster regarding its proposal. In addition, HBK Capital Management urged the board of directors of the Issuer to create a competitive bidding process in order to maximize shareholder value. A copy of the letter is attached hereto as
Exhibit 2 and is incorporated herein by reference.

          Except as set forth herein or as would occur upon completion of any of the actions discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with management, the board of directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, management, governance, strategy and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transactions with respect to the shares of Common Stock, voting for or against and expressing support for or against any proposals of the board of directors of the Issuer or other shareholders of the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of this Schedule 13D.

ITEM 5.       INTEREST IN SECURITIES OF THE ISSUER

          (a) Each of the Reporting Persons may be deemed to beneficially own the 15,420,600 shares of Common Stock held by HBK Master representing approximately 9.1% of the outstanding shares of Common Stock. The percentages used herein are based upon the 168,806,491 shares of Common Stock reported to be outstanding as of April 17, 2008 by the Issuer in its Schedule 14A filed with the Securities and Exchange Commission on April 24, 2008.

          (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock. Each of the Reporting Persons has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 15,420,600 shares of Common Stock held by HBK Master.

          (c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty days is set forth in Appendix II hereto.

          (d) Except as otherwise disclosed herein, no person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by HBK Master.

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CUSIP No. 172737108                     13D                        Page 10 of 15

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          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          HBK Master currently has contractual agreements with three credit
Counterparties: Credit Suisse Securities (Europe) Limited, Deutsche Bank A.G. and Citigroup Global Markets Limited, with regard to cash-settled equity swaps (the "HBK Swaps") that reference shares of Common Stock. The HBK Swaps constitute economic exposure to approximately 8,317,789 shares of Common Stock, or approximately 5.0% of the shares of Common Stock outstanding. The HBK Swaps have reference prices ranging from $3.98 to $4.97 and expiration dates ranging from January 30, 2009 to February 19, 2013. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in securities that may be referenced in such contracts or that may be held from time to time by any counterparties to the contracts.

          HBK Master has entered into, and may, from time to time, enter into in the future, certain publicly traded, American-style call option market contracts with unrelated third parties. HBK Master currently is a party to 10,000 of such call option contracts pursuant to which it has sold call options relating to a total of 1,000,000 shares of Common Stock, or approximately 0.6% of the shares of Common Stock outstanding. 5,000 of the call options were sold at a price of $0.3652 per call option and 5,000 of the call options were sold at a price of $0.4500 per call option. All of the call options have a $5.00 exercise price and expire on May 17, 2008.

          In addition to the agreements referenced above, the Reporting Persons may, from time to time, enter into and dispose of additional cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of the shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such additional contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of such shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which such shares may be included, or a combination of any of the foregoing. The Reporting Persons may also, from time to time, enter into stock loan agreements with one or more counterparties in the ordinary course of business pursuant to which the Reporting Persons may lend their shares of Common Stock subject to recall at their discretion.

          Except as otherwise set forth herein, the Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the securities of the Issuer.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS

     The following documents are filed as appendices and exhibits:

Appendix A:  Transactions Effected During the Past Sixty Days
Exhibit 1:  Joint Filing Agreement

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CUSIP No. 172737108                     13D                        Page 11 of 15

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Exhibit 2:    Letter to the Issuer dated April 28, 2008

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CUSIP No. 172737108                     13D                        Page 12 of 15

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                                    SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Dated:   April 28, 2008


                                     HBK INVESTMENTS L.P.

                                     By:  /s/ Jon L. Mosle
                                          --------------------------------------
                                          Jon L. Mosle
                                          Authorized Signatory


                                     HBK SERVICES LLC

                                     By:  /s/ Jon L. Mosle
                                          --------------------------------------
                                          Jon L. Mosle
                                          Authorized Signatory


                                     HBK PARTNERS II L.P.
                                     By: HBK Management LLC
                                         General Partner

                                     By:  /s/ Jon L. Mosle
                                          --------------------------------------
                                          Jon L. Mosle
                                          Authorized Signatory


                                     HBK MANAGEMENT LLC

                                     By:  /s/ Jon L. Mosle
                                          --------------------------------------
                                          Jon L. Mosle
                                          Authorized Signatory

                                     HBK MASTER FUND L.P.
                                     By:  HBK Services LLC
                                          Investment Advisor

                                     By:  /s/ Jon L. Mosle
                                          --------------------------------------
                                          Jon L. Mosle
                                          Authorized Signatory

                                   APPENDIX A

This Appendix sets forth information with respect to each purchase and sale of Common Stock which were effectuated by a Reporting Person during the 60 days preceding April 28, 2008. All transactions were effectuated in the open market through a broker.

Shares of Common Stock purchased or sold by HBK Master:

--------------------------------------------------------------------------------
Date of Transaction             Number of Shares             Price Per Share ($)
                                Bought/(Sold)
--------------------------------------------------------------------------------
3/24/08                         (53)                         3.8200
--------------------------------------------------------------------------------
4/17/08                         100,000                      5.3935
--------------------------------------------------------------------------------
4/17/08                         (100,000)                    6.0283
--------------------------------------------------------------------------------

                                    Exhibit 1

                             JOINT FILING AGREEMENT

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

    Dated:   April 28, 2008


                                     HBK INVESTMENTS L.P.

                                     By:  /s/ Jon L. Mosle
                                          --------------------------------------
                                          Jon L. Mosle
                                          Authorized Signatory


                                     HBK SERVICES LLC

                                     By:  /s/ Jon L. Mosle
                                          --------------------------------------
                                          Jon L. Mosle
                                          Authorized Signatory


                                     HBK PARTNERS II L.P.
                                     By: HBK MANAGEMENT LLC
                                         General Partner

                                     By:  /s/ Jon L. Mosle
                                          --------------------------------------
                                          Jon L. Mosle
                                          Authorized Signatory


                                     HBK MANAGEMENT LLC

                                     By:  /s/ Jon L. Mosle
                                          --------------------------------------
                                          Jon L. Mosle
                                          Authorized Signatory

                                     HBK MASTER FUND L.P.

                                     By:  HBK Services LLC
                                          Investment Advisor

                                     By:  /s/ Jon L. Mosle
                                          --------------------------------------
                                          Jon L. Mosle
                                          Authorized Signatory